[Reference Translation]

November 6, 2020

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)
Name and Title of Contact Person:
Kaname Shimizu, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Interim Dividends from Surplus

At a meeting held on November 6, 2020, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus (including a special dividend for common shares), with record date dated September 30, 2020. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

(1)	Common shares

	Interim dividend for FY 2021	Most recent dividend forecast	Interim dividend for FY 2020
Record date	September 30, 2020	September 30, 2020	September 30, 2019
Dividend per share	105.00 yen (Ordinary dividend 100.00 yen) (Special dividend 5.00 yen)	—	100.00 yen
Total amount of dividends	293,575 million yen	—	278,908 million yen
Effective date	November 27, 2020	—	November 27, 2019
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2021 (ended March 31, 2021)	Dividends for FY 2020 (ended March 31, 2020)
End of interim period	105.00 yen	100.00 yen
End of fiscal period	—	120.00 yen
Total	—	220.00 yen

(2)	First Series Model AA Class Shares

	Interim dividend for FY 2021	Most recent dividend forecast	Interim dividend for FY 2020
Record date	September 30, 2020	September 30, 2020	September 30, 2019
Dividend per share	132.00 yen	—	132.00 yen
Total amount of dividends	5,952 million yen	—	6,217 million yen
Effective date	November 27, 2020	—	November 27, 2019
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per First Series Model AA Class Share through the fiscal year

Record date	Dividends for FY 2021 (ended March 31, 2021)	Dividends for FY 2020 (ended March 31, 2020)
End of interim period	132.00 yen	132.00 yen
End of fiscal period	—	132.00 yen
Total	—	264.00 yen

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value.

TMC will strive for the stable and continuous payment of dividends considering a consolidated payout ratio of 30% to shareholders of common stock as an indication.

During the interim period, although the automobile market as a whole was in a downturn due to the spread of COVID-19, we were able to record profits with the support of our shareholders and other stakeholders.

Considering these factors, with respect to the dividends for this consolidated fiscal year, TMC has determined to pay an interim ordinary dividend of 100 yen per common share. In addition, we would like to thank our shareholders for their support even in the trying environment created by COVID-19, and have decided to add a special dividend of 5 yen, for a total of 105 yen per common share.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

In addition, TMC has determined to pay an interim dividend of 132 yen per First Series Model AA Class Share in accordance with a prescribed calculation method.

-End-